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06009581

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE HERNANDEZ — 212-583-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIKE HERNANDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOOMBERG TRADEBOOK LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONAL PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sworn before me this 9th day of August 2006

ERIC S. SCHWARTZMAN
Notary Public, State of New York
No. 31-5082837
Qualified in New York County
Commission Expires July 28, 2009

Bloomberg Tradebook LLC

Statement of Financial Condition

As of December 31, 2005

TABLE OF CONTENTS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT AUDITORS

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bloomberg Tradebook LLC (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

BLOOMBERG TRADEBOOK LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$31,500,251
Receivable from B-Trade Services LLC, net of allowance of $100,683	6,996,499
Receivable from UBS Limited	811,111
Receivable from affiliates	212,648
Deferred tax assets	264,584
Other assets	227,802
TOTAL ASSETS	$40,012,895
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$3,303,604
Payable to affiliates	5,237,077
Equity equivalency certificates, net	7,212,966
TOTAL LIABILITIES	15,753,647
MEMBERS' EQUITY	24,259,248
TOTAL LIABILITIES AND MEMBERS' EQUITY	$40,012,895

The accompanying notes are an integral part of this financial statement.

BLOOMBERG TRADEBOOK LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg" or "Partnership"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company.

The Company was formed to provide customers of the Bloomberg Financial Information Network ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System"). Pursuant to a transaction agreement with B-Trade Services LLC ("B-Trade") and BNY Brokerage & Co., Inc. ("BNYBC"), both of which are subsidiaries of The Bank of New York Company, Inc. ("BNY"), the Company is the introducing broker with B-Trade and BNYBC performing the execution, clearing and settlement activities for US equities transactions. The Company earns commission revenues, and incurs expenses for execution and clearing costs, with B-Trade, BNYBC and BNY.

Additionally, the Company offers customers an automated trade execution, clearance and settlement system for futures and options securities ("Tradebook Futures and Options System"). Pursuant to a transaction agreement with UBS Securities LLC (UBS) and UBS Limited (UBS Ltd.), the Company is the introducing broker with UBS and UBS Ltd. performing the execution, clearing and settlement activities for US and international futures transactions. The Company earns commission revenues, and incurs expenses for execution and clearing costs, with UBS and UBS Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant estimate in this financial statement is the allowance for doubtful accounts. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions.

Fair Value

The fair value of all financial instruments approximates book value due to the short-term nature of such instruments.

Guarantor's Accounting and Disclosure for Guarantees

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure for Guarantees," requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

3. UNINCORPORATED BUSINESS TAX

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to FASB No. 109, "Accounting for Income Taxes." Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

3. **UNINCORPORATED BUSINESS TAX** (continued)

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Equity equivalency certificates	$ 260,557
Allowance for doubtful accounts	4,027
Total	$ 264,584

4. **EQUITY EQUIVALENCY CERTIFICATES**

Equity Equivalency Certificates ("EEC's") are financial instruments issued to certain employees, including shareholders of the General Partner. Pursuant to the "Equity Equivalency Agreement," each EEC is valued at the greater of $30.30 per EEC, or the increase in the Company's terminal installations (for which customers are being charged at least $700 per month) over a one-year valuation period, multiplied by $0.0303 plus an amount based on non-terminal revenues during the valuation period. The value of each EEC is increased by an amount equal to simple interest at a 10% annual rate calculated from the end of the valuation period through the month preceding the month in which vesting occurs.

An employee's rights vest under this plan one month succeeding the month which is12 or 24 months from the issuance date. Actual consideration for the value of the EEC's is due on the day the employee's rights vest under this plan. Consideration on all EEC's may be made in either cash or Partnership units, at the discretion of the General Partner. The EEC's are non assignable, and all rights granted to the employee are forfeitable if the employee does not remain employed from the date of the agreement through, and including, the vesting date.

The Company records the EEC's at the beginning of the valuation period and amortizes the EEC's over the valuation period based on the greater of either $15.15 or $30.30 per EEC, or the cumulative increase in terminal installations (for which customers are being charged at least $700 per month) during the valuation period multiplied by $0.0303 plus an amount based on non-terminal revenues during the valuation period at Bloomberg.

The Company has recorded EEC's in the statement of financial condition as a payable of $7,212,966, net of unearned compensation of $516,186, which reflects the unamortized balance as of December 31, 2005

5. RELATED PARTY TRANSACTIONS

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the Company must pay Bloomberg a license fee equal to 38% of the Company's Net Operating Income (as defined in the licenses and services agreement), but only to the extent that Tradebook has current Net Operating Income and such fee does not reduce the Company's net capital below the minimum net capital required by the NASD. In addition, the Company must pay Bloomberg a terminal rebate fee, equal to discounts received by customers on Bloomberg products. At December 31, 2005, $4,771,495 is due to Bloomberg, which is included in payables to affiliates in the statement of financial condition

The Company provides certain services to Bloomberg Tradebook Bermuda Ltd ("BTBL"). Pursuant to a services agreement, BTBL must pay the Company a fee for such services, equal to 110% of the related costs. At December 31, 2005, $25,654 is due from BTBL, which is included in receivables from affiliates in the statement of financial condition.

The Company receives marketing services from certain Bloomberg subsidiaries. Pursuant to the service agreements, the Company must pay each affiliate a fee for such services, equal to the product of .50 times 110% of the operating costs. At December 31, 2005, $5,237,077 related to these service agreements is due and included in payables to affiliates in the statement of financial condition. The payable by affiliate is as follows:

Due to Bloomberg LP	$4,771,495
Due to Tradebook Japan	376,777
Due to Tradebook Australia	37,240
Due to Tradebook Canada Company	17,667
Due to Trading Services Singapore	17,368
Due to Tradebook Hong Kong	10,048
Due to BLP Tradebook-Europe	6,482
	$5,237,077

5. **RELATED PARTY TRANSACTIONS** (continued)

In addition, the Company must be reimbursed for any excess funding provided to such affiliates. At December 31, 2005, $212,648 is due and included in receivables from affiliates in the statement of financial condition.

Due from Trading Services Japan	$142,359
Due from Tradebook Bermuda	25,654
Due from Tradebook do Brasil Ltda	22,088
Due from Bloomberg Tradebook Singapore	21,670
Due from Bloomberg Powermatch LLC	442
Due from T Book Inc.	435
	$212,648

Due to the above related party transactions, the financial position of the Company may differ from those that may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg and its subsidiaries.

6. **CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company's business activities involve the introduction of equity securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces that are executed, cleared and settled by B-Trade, BNYBC, and BNY (collectively the "Clearing Brokers"). These activities may expose the company to risk of loss. If a failed trade occurs, the Clearing Brokers will bear the entire cost of settling that trade and the Company will not receive commission revenue resulting from originating the transaction. The Clearing Brokers may, with respect to any month, retain from the portion of revenues reimbursable to the Company, an amount not exceeding the amount of losses suffered by the Clearing Brokers that are a result of participant defaults occurring within such month, so long as such defaults are not the sole responsibility of the Clearing Brokers pursuant to the clearing agreements between the Clearing Brokers and the Company. In case of losses that have not been deducted from portion of revenues reimbursable to the Company, the Clearing Brokers shall be entitled to recover out of future revenues up to an aggregate of $1,000,000 during the term of such agreements.

The Clearing Brokers must report any participant default to the Company promptly upon becoming aware of such default. At December 31, 2005, the Company has recorded no liabilities with regard to these guarantees. During 2005, the Company made no payments to their Clearing Brokers related to these guarantees.

6. **CONCENTRATIONS OF CREDIT RISK** (continued)

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

In addition, the Company has the right to pursue collection or performance from their customers who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Brokers and all customers with which it conducts business.

7. **DISTRIBUTIONS**

The Company recognizes distributions when declared. During the year ended December 31, 2005, the Company declared and distributed $40,000,000. All distributions when made are in proportion to the members' equity. In the first half of 2006, the Company anticipates that a distribution will be declared and distributed to members' in the amount of approximately $10,000,000.